Exhibit 99.1

Scotiabank updates 2023 Supplementary Financial Information package reflecting impact of IFRS 17

TORONTO, Feb. 23, 2024 /CNW/ - The Bank of Nova Scotia ("Scotiabank" or the "Bank") (TSX: BNS) (NYSE: BNS) today released an abridged 2023 supplementary financial information package, available on www.scotiabank.com/investorrelations. The package has been updated to reflect the impact of the adoption of IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts (IFRS 4).

The Bank adopted IFRS 17 on November 1, 2023, and as required by the standard, has restated the 2023 comparative year results from the transition date of November 1, 2022.

IFRS 17 is applied on a full retrospective basis unless impractical, where either the modified retrospective or fair value method may be used. As disclosed in our 2023 Annual Report, the Bank has applied the full retrospective approach to its short duration contracts and the fair value approach to its longer duration contracts. The impact of IFRS 17 is not significant to the Bank; however early disclosure has been made for the benefit of users.

The Bank's results for the first quarter of 2024 will be released on February 27, 2024.

About Scotiabank

Scotiabank's vision is to be our clients' most trusted financial partner, to deliver sustainable, profitable growth and maximize total shareholder return. Guided by our purpose: "for every future," we help our clients, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With assets of approximately $1.4 trillion (as at October 31, 2023), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on X @Scotiabank.

SOURCE Scotiabank

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For further information: John McCartney, Investor Relations, Scotiabank, john.mccartney@scotiabank.com

CO: Scotiabank

CNW 08:05e 23-FEB-24